Exhibit 99.2

Codere Online Luxembourg, S.A.

Société anonyme

Registered office: 7, rue Robert Stümper L-2557 Luxembourg

Grand Duchy of Luxembourg

R.C.S. Luxembourg: B255798

CONVENING NOTICE TO THE ANNUAL GENERAL MEETING OF THE
SHAREHOLDERS OF CODERE ONLINE LUXEMBOURG, S.A. (THE
“COMPANY”) TO BE HELD AT THE REGISTERED OFFICE OF THE COMPANY
ON 30 JUNE 2026 AT 1:00 P.M. (LUXEMBOURG TIME)

Dear Shareholders,

The board of directors of the Company (the "Board of Directors") is pleased to invite you to participate in the annual general meeting of shareholders of the Company (the "Annual General Meeting" or the "General Meeting") to be held at the registered office of the Company on 30 June 2026 at 1:00 p.m. (Luxembourg time), in front of a Luxembourg notary public, with the following agenda items:

Agenda of the Annual

General Meeting

1.	Presentation of the report of the statutory auditor (commissaire aux comptes) of the Company on the statutory annual accounts of the Company for the financial year of the Company starting on 1 January 2025 and ending on 31 December 2025 (hereafter, the "financial year ended 31 December 2025").

No resolution is required on this item.

2.	Presentation and approval of the statutory annual accounts of the Company for the financial year ended 31 December 2025.

Proposed resolution:

After presentation and review of the statutory annual accounts for the financial year ended 31 December 2025, and of the report of the statutory auditor (commissaire aux comptes) of the Company on such statutory annual accounts, the General Meeting resolves to approve the statutory annual accounts of the Company for the financial year ended 31 December 2025.

3.	Allocation of the financial results in relation to the financial year ended 31 December 2025.

Proposed resolution:

The General Meeting acknowledges that it appears from the statutory annual accounts of the Company for the financial year ended 31 December 2025 that the financial results for the financial year ended 31 December 2025 consist of a loss amounting to EUR 7,774,230.36- and resolves to carry forward such loss.

4.	Discharge to be granted to the statutory auditor (commissaire aux comptes) of the Company, Mr. Michel Lecoq, in respect of the performance of his duties during the financial year ended 31 December 2025.

Proposed resolution:

The General Meeting resolves to grant full discharge to the statutory auditor (commissaire aux comptes) of the Company, Mr. Michel Lecoq, réviseur d'entreprises (Certified Public Auditor), residing at 39, Duarrefstrooss, L-9772 Troine, Grand Duchy of Luxembourg in respect of the performance of his duties during the financial year ended 31 December 2025.

5.	Discharge to be granted to Mr. Gonzaga Higuero in respect of the performance of his duties as member of the Board of Directors during the financial year ended 31 December 2025.

Proposed resolution:

In accordance with Article 461-7 of the Luxembourg law on commercial companies dated 10 August 1915, as amended from time to time (the “1915 Law”), the General Meeting resolves to grant full discharge to Mr. Gonzaga Higuero in respect of the performance of his duties as member of the Board of Directors during the financial year ended 31 December 2025.

6.	Discharge to be granted to Mr. Moshe Edree in respect of the performance of his duties as member of the Board of Directors during the financial year ended 31 December 2025.

Proposed resolution:

In accordance with Article 461-7 of the 1915 Law, the General Meeting resolves to grant full discharge to Mr. Moshe Edree in respect of the performance of his duties as member of the Board of Directors during the financial year ended 31 December 2025.

7.	Discharge to be granted to Mr. Borja Fernández Espejel in respect of the performance of his duties as member of the Board of Directors during the financial year ended 31 December 2025.

Proposed resolution:

In accordance with Article 461-7 of the 1915 Law, the General Meeting resolves to grant full discharge to Mr. Borja Fernández Espejel in respect of the performance of his duties as member of the Board of Directors during the financial year ended 31 December 2025.

8.	Discharge to be granted to Mr. Laurent Teitgen in respect of the performance of his duties as member of the Board of Directors during the financial year ended 31 December 2025.

Proposed resolution:

In accordance with Article 461-7 of the 1915 Law, the General Meeting resolves to grant full discharge to Mr. Laurent Teitgen in respect of the performance of his duties as member of the Board of Directors during the financial year ended 31 December 2025.

9.	Discharge to be granted to Mr. Daniel Valdez in respect of the performance of his duties as member of the Board of Directors during the financial year ended 31 December 2025.

Proposed resolution:

In accordance with Article 461-7 of the 1915 Law, the General Meeting resolves to grant full discharge to Mr. Daniel Valdez in respect of the performance of his duties as member of the Board of Directors during the financial year ended 31 December 2025.

10.	Discharge to be granted to Mr. Gabriel Saenz de Buruaga in respect of the performance of his duties as member of the Board of Directors during the financial year ended 31 December 2025.

Proposed resolution:

In accordance with Article 461-7 of the 1915 Law, the General Meeting resolves to grant full discharge to Mr. Gabriel Saenz de Buruaga in respect of the performance of his duties as member of the Board of Directors during the financial year ended 31 December 2025.

11.	Discharge to be granted to Mr. Oscar Iglesias in respect of the performance of his duties as member of the Board of Directors during the financial year ended 31 December 2025.

Proposed resolution:

In accordance with Article 461-7 of the 1915 Law, the General Meeting resolves to grant full discharge to Mr. Oscar Iglesias in respect of the performance of his duties as member of the Board of Directors during the financial year ended 31 December 2025.

12.	Discharge to be granted to Mr. Gaëtan Dumont in respect of the performance of his duties as member of the Board of Directors during the financial year ended 31 December 2025.

Proposed resolution:

In accordance with Article 461-7 of the 1915 Law, the General Meeting resolves to grant full discharge to Mr. Gaëtan Dumont in respect of the performance of his duties as member of the Board of Directors during the financial year ended 31 December 2025.

13.	Decision to appoint with immediate effect Mr. Gonzaga Higuero to the Board of Directors until the annual general meeting of the shareholders of the Company to be held in 2027 concerning the approval of the annual accounts of the Company for the financial year ending on 31 December 20265.

Proposed resolution:

The General Meeting resolves to appoint with immediate effect Mr. Gonzaga Higuero as member of the Board of Directors until the annual general meeting of the shareholders of the Company to be held in 2027 concerning the approval of the annual accounts of the Company for the financial year ending on 31 December 2026.

14.	Decision to appoint with immediate effect Mr. Moshe Edree to the Board of Directors until the annual general meeting of the shareholders of the Company to be held in 2027 concerning the approval of the annual accounts of the Company for the financial year ending on 31 December 2026.

Proposed resolution:

The General Meeting resolves to appoint with immediate effect Mr. Moshe Edree as member of the Board of Directors until the annual general meeting of the shareholders of the Company to be held in 2027 concerning the approval of the annual accounts of the Company for the financial year ending on 31 December 2026.

15.	Decision to appoint with immediate effect Mr. Borja Fernández Espejel to the Board of Directors until the annual general meeting of the shareholders of the Company to be held in 2027 concerning the approval of the annual accounts of the Company for the financial year ending on 31 December 2026.

Proposed resolution:

The General Meeting resolves to appoint with immediate effect Mr. Borja Fernández Espejel as member of the Board of Directors until the annual general meeting of the shareholders of the Company to be held in 2027 concerning the approval of the annual accounts of the Company for the financial year ending on 31 December 2026.

16.	Decision to appoint with immediate effect Mr. Laurent Teitgen to the Board of Directors until the annual general meeting of the shareholders of the Company to be held in 2027 concerning the approval of the annual accounts of the Company for the financial year ending on 31 December 2026.

Proposed resolution:

The General Meeting resolves to appoint with immediate effect Mr. Laurent Teitgen as member of the Board of Directors until the annual general meeting of the shareholders of the Company to be held in 2027 concerning the approval of the annual accounts of the Company for the financial year ending on 31 December 2026.

17.	Decision to appoint with immediate effect Mr. Daniel Valdez to the Board of Directors until the annual general meeting of the shareholders of the Company to be held in 2027 concerning the approval of the annual accounts of the Company for the financial year ending on 31 December 2026.

Proposed resolution:

The General Meeting resolves to appoint with immediate effect Mr. Daniel Valdez as member of the Board of Directors until the annual general meeting of the shareholders of the Company to be held in 2027 concerning the approval of the annual accounts of the Company for the financial year ending on 31 December 2026.

18.	Decision to appoint with immediate effect Mr. Gabriel Saenz de Buruaga to the Board of Directors until the annual general meeting of the shareholders of the Company to be held in 2027 concerning the approval of the annual accounts of the Company for the financial year ending on 31 December 2026.

Proposed resolution:

The General Meeting resolves to appoint with immediate effect Mr. Gabriel Saenz de Buruaga as member of the Board of Directors until the annual general meeting of the shareholders of the Company to be held in 2027 concerning the approval of the annual accounts of the Company for the financial year ending on 31 December 2026.

19.	Decision to appoint with immediate effect Mr. Oscar Iglesias to the Board of Directors until the annual general meeting of the shareholders of the Company to be held in 2027 concerning the approval of the annual accounts of the Company for the financial year ending on 31 December 2026.

Proposed resolution:

The General Meeting resolves to appoint with immediate effect Mr. Oscar Iglesias as member of the Board of Directors until the annual general meeting of the shareholders of the Company to be held in 2027 concerning the approval of the annual accounts of the Company for the financial year ending on 31 December 2026.

20.	Decision to appoint with immediate effect Mr. Gaëtan Dumont to the Board of Directors until the annual general meeting of the shareholders of the Company to be held in 2027 concerning the approval of the annual accounts of the Company for the financial year ending on 31 December 2026.

Proposed resolution:

The General Meeting resolves to appoint with immediate effect Mr. Gaëtan Dumont as member of the Board of Directors until the annual general meeting of the shareholders of the Company to be held in 2027 concerning the approval of the annual accounts of the Company for the financial year ending on 31 December 2026.

21.	Decision to appoint with immediate effect Mr. Michel Lecoq as statutory auditor (commissaire aux comptes) of the Company until the annual general meeting of the shareholders of the Company to be held in 2029 concerning the approval of the annual accounts of the Company for the financial year ending on 31 December 2028.

Proposed resolution:

The General Meeting resolves to appoint with immediate effect Mr. Michel Lecoq as statutory auditor (commissaire aux comptes) of the Company until the annual general meeting of the shareholders of the Company to be held in 2029 concerning the approval of the annual accounts of the Company for the financial year ending on 31 December 2028.

22.	Decision to authorize the payment of a maximum amount of EUR 500,000.- (excluding VAT) per annum by the Company as aggregate remuneration to the Directors for the performance of their respective mandates for the Company until the annual general meeting of the shareholders of the Company to be held in 2027.

Proposed resolution:

The General Meeting resolves to authorize the payment of a maximum amount of EUR 500,000.- (excluding VAT) per annum by the Company as aggregate remuneration to the Directors for the performance of their respective mandates for the Company until the annual general meeting of the shareholders of the Company to be held in 2027.

23.	Decision to approve the report issued by the Company's board of directors according to article 420-26 (5) of the Luxembourg law dated 10 August 1915 on commercial companies as amended from time to time (the "1915 Law"), relating to the possibility for the board of directors of the Company to cancel or limit any preferential subscription right of the shareholders of the Company upon the increases of capital in the framework of the authorised share capital it is proposed to renew and restate, as mentioned in point 24 of the agenda

Proposed resolution:

The General Meeting resolves to approve the report issued by the Company's board of directors according to article 420-26 (5) of the 1915 Law, relating to the possibility for the board of directors of the Company to cancel or limit any preferential subscription right of the shareholders of the Company upon the increases of capital in the framework of the authorised share capital it is proposed to renew and restate, as mentioned in point 24 of the agenda.

24.	Subject to approval of point 23 of the agenda, decision to renew and restate the existing authorised share capital of the Company and to set it to an amount of one hundred million euros (EUR 100,000,000.-) for a period of five (5) years from the date of the General Meeting (or in case of adjourning or reconvening the General Meeting because no quorum has been reached, the date of the adjourned or reconvened general meeting) and to confirm, based on the report drawn up by the board of directors as referred to in article 420-26 (5) of the 1915 Law, for a new period of five (5) years, all powers granted to the board of directors of the Company to carry out capital increases within the framework of the authorised capital under the conditions and methods it will set with the possibility to cancel or limit any preferential subscription right of the shareholders on the issue of new shares to be issued within the framework of the authorised corporate capital, it being understood that all financial instruments carrying an entitlement to, or the right to subscribe for, shares issued until the expiry of that period may still be converted or exercised subsequently to that date.

Proposed resolution:

The General Meeting resolves to renew and restate the existing authorised share capital of the Company and to set it to an amount of one hundred million euros (EUR 100,000,000.-) for a period of five (5) years from the date of this general meeting of the shareholders and to confirm, based on the report drawn up by the board of directors as referred to in article 420-26 (5) of the 1915 Law, for a new period of five (5) years, all powers granted to the board of directors of the Company to carry out capital increases within the framework of the authorised capital under the conditions and methods it will set with the possibility to cancel or limit any preferential subscription right of the shareholders on the issue of new shares to be issued within the framework of the authorised corporate capital, it being understood that all financial instruments carrying an entitlement to, or the right to subscribe for, shares issued until the expiry of that period may still be converted or exercised subsequently to that date.

25.	Subject to approval of the points 23 and 24 of the agenda, to amend and restate article 5.2 of the articles of association of the Company to reflect points 23 and 24 above.

Proposed resolution:

The General Meeting resolves to amend and restate article 5.2 of the articles of association of the Company to reflect the above resolutions, so that it shall now read as follows:

5.2 Authorised share capital – Free shares

5.2.1   The authorised, but unissued and unsubscribed share capital of the Company (the "Authorised Capital") is one hundred million euros (EUR 100,000,000.-), represented by one hundred million (100,000,000) shares with a nominal value of one euro (EUR 1.-) each.

5.2.2   The Board of Directors is authorised to realise any increase of the share capital or equity of the Company with or without the issuance of new Shares ("Board Issued Shares") or to issue convertible bonds, convertible preferred equity certificates, warrants, options or other convertible instruments, exchangeable or exercisable into new Shares ("Convertible Instruments") and to issue new Shares further to the conversion or exercise of the Convertible Instruments up to the limit of the Authorised Capital from time to time subject as follows: (a) the above authorisation will expire five years after the date of the general meeting of shareholders held on 30 June 2026, provided that a further period or periods of authorisation following that period may be approved by Shareholders' Resolution to the extent permitted by the 1915 Law;

(b) the Board of Directors may limit or cancel the Shareholders' preferential rights to subscribe for (i) the Board Issued Shares as well as (ii) the Convertible Instruments and may issue (i) the Board Issued Shares as well as (ii) the Convertible Instruments to such persons and at such price with or without a premium and paid up by contribution in kind or for cash or by incorporation of claims or capitalisation of reserves or in any other way as the Board of Directors may determine, subject to the 1915 Law.

5.2.3  The Board of Directors is further authorised to make an allotment of existing or newly issued shares without consideration to the following persons:

(a) employees of the Company or certain categories amongst those;

(b)   employees of companies or economic interest grouping in which the Company holds directly or indirectly at least fifty per cent (50%) of the share capital or voting rights;

(c)  employees of companies or economic interest grouping in which at least fifty per cent (50%) of the share capital or voting rights is held directly or indirectly by a company which holds directly or indirectly at least fifty per cent (50%) of the share capital of the Company;

(d)   members of the corporate bodies of the Company or of the companies or economic interest grouping listed in point (b) to (c) above or certain categories amongst those.

5.2.4 The Board of Directors is authorised to:

(a)  do all things necessary or desirable to amend this Article 5 in order to reflect and record any change of issued Share capital made pursuant to Articles 5.2.2 and 5.2.3;

(b)     take or authorise any actions necessary or desirable for the execution and/or publication of such amendment in accordance with Luxembourg Law;

(c)  delegate to any Director or officer of the Company, or to any other person, the duties of accepting subscriptions and receiving payments for any Board Issued Shares and/or Convertible Instruments and enacting any issue of Board Issued Shares before a notary."

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WE KINDLY ASK YOU TO PLEASE CAREFULLY READ AND FOLLOW THE RULES GOVERNING THE HOLDING OF THE ANNUAL GENERAL MEETING SET OUT HEREAFTER:

AVAILABLE INFORMATION AND DOCUMENTATION

The following information is available on the Company’s website: https://www.codereonline.com/

•	this convening notice for the Annual General Meeting (which includes draft resolutions in relation to the above agenda points to be adopted at the Annual General Meeting); and

•	the Attendance and Proxy Form (as defined below and to be provided by the Depository (as defined below) together with the convening notice for the Annual General Meeting).

The following documents shall be available at the Company’s registered office eight (8) days prior to the Annual General Meeting:

•	the statutory annual accounts of the Company for the financial year ended 31 December 2025;

•	the report of the statutory auditor (commissaire aux comptes) of the Company on the statutory annual accounts of the Company for the financial year ended 31 December 2025; and

•	the draft coordinated articles of association reflecting the proposed changes to the Articles (as such term is defined below).

These documents may also be obtained upon written request to the Company and providing evidence of ownership, by any shareholder, free of charge from the Company, eight (8) days prior to the Annual General Meeting.

QUORUM AND MAJORITY

Please note that, in accordance with article 13.5 of the articles of association of the Company (the "Articles"), the resolutions on the agenda items number 1 to 22 of the Annual General Meeting shall be validly passed if approved by a majority of votes cast in accordance with the voting arrangements and instructions set out in this Convening Notice, provided that at least 33 1/3% of the ordinary shares of the Company are present or represented at the Annual General Meeting.

Moreover, in accordance with article 13.7 of the Articles, the resolutions on the agenda items number 23 to 25 can only be validly adopted unless (a) at least one half of the shares are represented and (b) the agenda indicates the proposed amendments to the Articles and, where applicable, the text of those which concern the objects or the form of the Company (the "Quorum"). If the first of the conditions is not satisfied, a second meeting may be convened, in the manner prescribed by the Articles or by the 1915 Law. That convening notice shall reproduce the agenda and indicate the date and the results of the previous meeting. The second meeting shall validly deliberate regardless of the proportion of the shares represented. At both meetings, resolutions, in order to be adopted, must be carried by at least two-third (2/3) of the votes cast. Votes cast shall not include votes attaching to shares in respect of which the shareholder has not taken part in the vote or has abstained or has returned a blank or invalid vote.

In accordance with Article 13.12 of the Articles, Attendance and Proxy Forms which show neither a vote in favour, nor against the resolutions, nor an abstention, shall be void and shall not be taken into account for the determination of the Quorum.

RECORD DATE AND SHAREHOLDING CONFIRMATION CERTIFICATE

In accordance with Article 13.10 of the Articles, the Board of Directors has determined as the record date for admission to the Annual General Meeting close of business (11:59 p.m. Luxembourg time, 5:59 p.m. EST) on 11 June 2026 (the "Record Date").

Any shareholder who holds one or more ordinary shares(s) of the Company on the Record Date may vote at the Annual General Meeting. Shareholders who have transferred their ordinary shares between the Record Date and the date of the Annual General Meeting cannot participate at the Annual General Meeting. In case of breach of such prohibition, criminal sanctions may apply.

In accordance with article 13.11 of the Articles, shareholders wishing to participate in the Annual General Meeting must provide the Company with a certificate issued by the Company's depository CONTINENTAL STOCK TRANSFER & TRUST CO (the "Depository") certifying the number of shares recorded in the relevant account on the Record Date or a brokerage statement showing proof of ownership of shares of the Company and the number of shares held on the Record Date (the "Shareholding Confirmation Certificate"). Please contact the Depository at CSTmail@continentalstock.com (in case your shares are held through book entries) or your broker (in case your shares are held through Cede & Co) on or as soon as possible after the Record Date to obtain such Shareholding Confirmation Certificate.

The Shareholding Confirmation Certificate must be provided to ir@codereonline.com no later than 11:59 p.m. Luxembourg time (5:59 p.m. EST) on 25 June 2026.

Any Shareholding Confirmation Certificate provided after this date or certifying the number of shares recorded in the relevant account on a date other than the Record Date shall be considered void and the holder of the shares in question shall not be able to participate in the Annual General Meeting.

PARTICIPATION IN THE ANNUAL GENERAL MEETING

Shareholders may physically attend, participate and vote in the Annual General Meeting to be held at the registered office of the Company on 30 June 2026 at 1:00 p.m. (Luxembourg time).

If you wish to be represented at the Annual General Meeting, or would like to express your vote at the Annual General Meeting through voting form, in accordance with article 13.12 of the Articles, please use the attendance and proxy form (the "Attendance and Proxy Form"), which will be provided to you by the Depository together with the convening notice for the Annual General Meeting and which is also available on the Company's website: https://www.codereonline.com/.

In that case we would be grateful if you could return the Attendance and Proxy Form duly completed and signed by e-mail to ir@codereonline.com no later than close of business (11:59 p.m. Luxembourg time, 5:59 p.m. EST) on 26 June 2026.

Please note that Attendance and Proxy Forms received after this date will not be taken into account for the determination of the Quorum and the respective holders of shares will not be able to participate in the Annual General Meeting.

For any technical questions relating to your participation in the Annual General Meeting, please contact Guillermo Lancha, Director of Investor Relations, at guillermo.lancha@codere.com.

DATA PROTECTION

In the context of the organization and holding of the Annual General Meeting, the Company processes personal data concerning its shareholders or individuals relating to its shareholders, in accordance with the applicable legislation and in particular the General Data Protection Regulation (EU) 2016/679, and as further described in our data protection notice attached as Annex I hereto.

On behalf of the Board of Directors, we thank you for your continued support.

Sincerely,

/s/ Gonzaga Higuero

Gonzaga Higuero, Chairman of the Board of Directors

Luxembourg, on 11 June 2026

ANNEX I

PRIVACY NOTICE

1.	SCOPE

1.1	This data protection notice ("Notice") informs you about the processing of your personal data or that of the shareholder's representative(s) by Codere Online Luxembourg, S.A. (the "Company") in the context of the organization and holding of general meetings of shareholders.

1.2	Personal data provided to the Company will be processed in compliance with the requirements of the EU Regulation 2016/679 on the protection of natural persons with regard to the processing of personal data and on the free movement of such data as may be amended from time to time ("GDPR") and any applicable implementing legislation.

1.3	This Notice sets out how the Company will process personal data about its shareholders or their representatives.

2.	IDENTITY OF THE CONTROLLER OF YOUR PERSONAL DATA

2.1	The controller is:

Codere Online Luxembourg, S.A.

7, rue Robert Stümper L-2557 Luxembourg

Grand Duchy of Luxembourg

R.C.S. Luxembourg: B 255798

2.2	You may contact the Company for all queries you have in relation to this Notice using our contact details which can be found in Section 12 below "How to contact us".

3.	WHAT CATEGORIES OF PERSONAL DATA DO WE COLLECT

When preparing its general meetings of shareholders, the Company processes the following categories of personal data:

•	personal details (such as the name, address);

•	contact details (e-mail address, telephone number); and

•	information concerning the shares held (number of shares and type of ownership).

In addition, the following categories of personal data will be processed:

•	attendance to the general meetings of shareholders;

•	as appropriate, the submission of countermotion.

Although the shares are registered, only the depository will be recorded in the share register.

4.	WHERE WE OBTAIN PERSONAL DATA FROM

The Company processes personal data:

•	provided by you (or the shareholder to which you relate) in the course of registering for the general meeting of shareholders; or

•	transmitted by the depository institutions for the shareholder.

5.	DO YOU HAVE TO PROVIDE US WITH PERSONAL DATA?

5.1	You are legally required to provide your personal data listed under section 3 in order to attend the general meeting of shareholders and cannot exercise your shareholder rights at the general meeting of shareholders without doing so.

6.	DO YOU HAVE TO INFORM YOUR REPRESENTATIVE(S) AND/OR BENEFICIAL OWNER(S)?

6.1	Where the shareholder is an undertaking, individual whose personal data are provided for the purpose of organising and holding general meetings of shareholders shall be informed about the processing of their personal data, as well as on their related rights and the Shareholder shall provide them with a copy of this Notice.

6.2	The Company may assume that the Shareholder has complied with the undertakings contained herein and that all individuals have been properly informed.

7.	WHY WE PROCESS PERSONAL DATA

The Company processes personal data for the following purposes and according to the following legal basis:

•	in order to organize and hold general meetings of shareholders (necessary for compliance with a legal obligation to which the Company is subject);

•	to enable shareholders or their representatives to participate in general meetings of shareholders and to exercise their rights (necessary for compliance with a legal obligation to which the Company is subject);

•	in order to authorize proxies (necessary for the purposes of the Company's legitimate interests);

•	where applicable, in connection with the establishment, exercise or defense of legal claims (necessary for the purposes of the Company's legitimate interests).

Where the Company relies on its legitimate interests, you may request to be provided with our analysis of the balance of our interests against your rights and freedoms.

8.	WHO WE SHARE PERSONAL DATA WITH AND WHY

8.1	Your personal data may be shared by the Company with the following entities:

•	other shareholders who participate in the general meeting of shareholders (as your name would be recorded in the list of participants);

•	lawyers and notaries who assist us in organizing and holding the general meeting of shareholders;

•	the professional advisers of the Company (such as legal and tax counsels); and

•	other service providers of the Company.

8.2	The Company will take all reasonable steps, as required by the GDPR, to ensure the safety, privacy and integrity of your personal data and will, as required by the GDPR enter into contracts with such recipients to protect the privacy and integrity of your personal data supplied.

8.3	Please note that the Company may be required to publish your name on its corporate website if you exercise certain shareholder rights (e.g. submitting requests for additions to the agenda).

9.	TRANSFERS OF PERSONAL DATA OUTSIDE THE EUROPEN ECONOMIC AREA ("EEA")

9.1	In principle, the Company and the third-party providers listed in Section 8 above "Who we share personal data with and why" will not transfer your personal data outside the EEA.

9.2	The Company may from time to time use external service providers based outside the EEA to whom personal data will be transferred for the printing and dispatching of shareholder notices, the receipt of registrations and proxies, or the sending of communications to shareholders. In such case, you will be informed in due course and the Company will ensure that your personal data is protected by either by an adequacy decision of the European Commission, or appropriate safeguards such as EU model contracts.

10.	HOW LONG WE KEEP PERSONAL DATA

10.1	In accordance with the GDPR principles and in particular article 5 of the GDPR (which lists the core principles relating to the processing of personal data), we do not keep your personal data for longer than is necessary for the purposes for which they are processed by us.

10.2	Personal data collected in connection with general meetings of shareholders will in principle be retained for five (5) years from the date the relevant general meeting is held.

10.3	Beyond this, the Company will retain your personal data where necessary to comply with legal retention obligations under commercial and tax law (in principle 10 years), or in connection with the establishment, exercise or defense of legal claims.

11.	YOUR RIGHTS IN RESPECT OF YOUR PERSONAL DATA

11.1	You have certain rights under the GDPR, including:

•	The right to access your personal data, free of charge, including the right to ask for a copy of your personal data where it does not adversely affect the rights and freedoms of others (please note that if you request any further hard copies later on, we may charge you a reasonable fee based on administrative costs).

•	The right to have incomplete or inaccurate personal data corrected (including by means of providing a supplementary statement).

11.2	In some limited circumstances:

•	the right to object to the use of your personal data (where processing is based on the Company's legitimate interest);

•	the right to restrict the use of your personal data;

•	the right to require us to erase/delete your personal data; however, please note that if we process your personal data in particular to comply with a legal obligation, we will not be able to respond positively to your request to erase/delete your personal data.

•	the right to receive personal data which you have provided to us in a structured, commonly used and machine-readable format and the right to transmit those data to another data controller; however, please note that this right to data portability only arises where: (a) the processing is based on consent or on a contract; and (b) the processing is carried out by automated means, and (c) it does not adversely affect the rights and freedoms of others. This data portability right also only applies to the data that you have provided to us.

11.3	You are hereby informed that no automated decision making or profiling is conducted.

11.4	You may contact us using our contact details which can be found in Section 12 below "How to contact us" if you would like to exercise such rights. We will respond to you as swiftly as possible.

11.5	In addition, you also have the right to ask questions or lodge a complaint about our processing of your personal data with the relevant supervisory authority. You can complain in the EEA Member State where you live or work, or that of the place where the alleged breach of the GDPR has taken place. In Luxembourg, the relevant supervisory authority is the Commission Nationale pour la Protection des Données (CNPD).

12.	HOW TO CONTACT US

If you want more details on the processing of your personal data, if you have any specific queries or concerns regarding the processing of your personal data, if you want to exercise your rights towards us or if you would like to make a complaint, do not hesitate to contact us at dpo.codere@codere.com.

13.	AMENDMENTS TO THIS NOTICE

13.1	This Notice is kept under regular review and may be updated from time to time and you will be notified in writing in case of any changes.

13.2	This Notice was last updated in June 2024.